SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

[redacted]

08004748

3 September 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

Re: Exemption File No. 82-5006
<u>- Submission of documents required by Rule 12g3-2(b)</u>

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose copies of 2 sets of our Company's announcements both dated 2 September 2008 which we released to The Stock Exchange of Hong Kong Limited on 2 September 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy Kong
Assistant Company Secretary

Encl

E:\cherry\S'La Asia\Interim\2008\Ann\Results\Despatch\ltr to SEC.doc

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CLOSURE OF REGISTERS OF MEMBERS

NOTICE IS HEREBY GIVEN that the registers of members of Shangri-La Asia Limited (the "Company") will be closed from Friday, 26 September 2008 to Tuesday, 30 September 2008, both days inclusive. During such period, no transfer of shares of the Company will be registered.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 2 September 2008

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

"Please also refer to the published version of this announcement in the South China Morning Post."

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

2008 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associates for the six months ended 30 June 2008. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Audit Committee of the Board. The review report of the auditors will be included in the interim report sent to the shareholders of the Company.

The consolidated profit attributable to equity holders of the Company for the six months ended 30 June 2008 was US$135.7 million (US4.707 cents per share) compared to US$159.7 million (US6.196 cents per share) in the same period last year.

The Board has declared an interim dividend of **HK14 cents** per share for 2008 (2007: HK15 cents per share) payable on Friday, 10 October 2008, to shareholders whose names appear on the Registers of Members of the Company on Tuesday, 30 September 2008.

GROUP FINANCIAL HIGHLIGHTS

Consolidated Results

		Six months ended 30 June	
		2008	2007
		Unaudited	Unaudited
Sales	*US$'000*	**683,112**	557,733
Profit attributable to the equity holders of the Company	*US$'000*	**135,685**	159,689
Earnings per share	*US cents*	**4.707**	6.196
Dividend per share	*HK cents*	**14**	15
Annualised Return on Equity [Profit attributable to equity holders of the Company for the six months / Average equity attributable to equity holders of the Company] x 2		**6.8%**	11.4%
EBITDA (earnings before net finance income/(costs), tax, depreciation, amortisation and non-operating items)	*US$million*	**239.2**	188.3
EBITDA Margin [EBITDA/Sales]		**35.0%**	33.8%

Consolidated Balance Sheet

		As at	
		30 June 2008	31 December 2007
		Unaudited	Audited
Total equity	*US$'000*	**4,432,404**	4,185,328
Net assets attributable to the Company's equity holders	*US$'000*	**4,126,750**	3,881,870
Net borrowings (total of bank loans and overdrafts less cash and cash equivalents)	*US$'000*	**1,117,261**	859,183
Net assets per share attributable to the Company's equity holders	*US$*	**1.43**	1.35
Net assets (total equity) per share	*US$*	**1.54**	1.45
Net borrowings to total equity ratio		**25.2%**	20.5%

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

(All amounts in US dollar thousands)

	Note	As at 30 June 2008 Unaudited	As at 31 December 2007 Audited
ASSETS			
Non-current assets			
Property, plant and equipment		**3,583,069**	3,260,931
Investment properties		**554,593**	523,633
Leasehold land and land use rights		**437,559**	416,749
Intangible assets		**86,560**	87,172
Interest in associates		**1,214,804**	1,118,992
Deferred income tax assets		**1,690**	2,294
Available-for-sale financial assets		**4,256**	4,191
Other receivables		**5,109**	5,091
		5,887,640	5,419,053
Current assets			
Inventories		**30,809**	28,215
Accounts receivable, prepayments and deposits	*4*	**179,543**	171,428
Due from associates		**35,462**	23,920
Financial assets held for trading		**50,285**	71,710
Cash and cash equivalents		**444,064**	386,684
		740,163	681,957
Total assets		**6,627,803**	6,101,010
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*5*	**1,939,853**	1,934,577
Other reserves		**1,468,845**	1,309,274
Retained earnings			
– Proposed interim/final dividend	*13*	**52,123**	44,631
– Others		**665,929**	593,388
		4,126,750	3,881,870
Minority interests		**305,654**	303,458
Total equity		**4,432,404**	4,185,328

	Note	As at 30 June 2008 Unaudited	As at 31 December 2007 Audited
LIABILITIES			
Non-current liabilities			
Bank loans		**1,474,111**	1,153,939
Derivative financial instruments		**14,305**	20,708
Due to minority shareholders		**24,903**	20,603
Deferred income tax liabilities		**215,807**	213,288
		1,729,126	1,408,538
Current liabilities			
Accounts payable and accruals	*6*	**336,215**	377,405
Due to minority shareholders		**5,715**	10,355
Current income tax liabilities		**37,129**	27,456
Bank loans and overdrafts		**87,214**	91,928
		466,273	507,144
Total liabilities		**2,195,399**	1,915,682
Total equity and liabilities		**6,627,803**	6,101,010
Net current assets		**273,890**	174,813
Total assets less current liabilities		**6,161,530**	5,593,866

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(All amounts in US dollar thousands)

	Note	Six months ended 30 June 2008 Unaudited	2007 Unaudited
Sales	*3*	**683,112**	557,733
Cost of goods sold	*7*	**(261,142)**	(213,306)
Gross profit		**421,970**	344,427
Other (losses)/gains – net	*8*	**(18,777)**	42,074
Marketing costs	*7*	**(21,646)**	(20,213)
Administrative expenses	*7*	**(51,887)**	(44,233)
Other operating expenses	*7*	**(202,144)**	(161,877)
Operating profit		**127,516**	160,178
Net finance income/(costs)	*9*	**33,586**	(7,712)
Share of profit of associates	*10*	**32,306**	51,383
Profit before income tax		**193,408**	203,849
Income tax expense	*11*	**(47,041)**	(34,976)
Profit for the period		**146,367**	168,873
Attributable to:			
Equity holders of the Company		**135,685**	159,689
Minority interests		**10,682**	9,184
		146,367	168,873
Earnings per share for profit attributable to the equity holders of the Company during the period *(expressed in US cents per share)*			
– basic	*12*	**4.707**	6.196
– diluted	*12*	**4.693**	6.170
Dividends	*13*	**52,123**	50,119

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(All amounts in US dollar thousands)

	Unaudited					
	Attributable to equity holders of the Company					
	Share capital	Other reserves	Retained earnings	Total	Minority interests	Total
Balance at 1 January 2007	1,224,810	1,088,174	386,195	2,699,179	276,145	2,975,324
Currency translation differences	–	54,838	–	54,838	7,817	62,655
Net income recognised directly in equity	–	54,838	–	54,838	7,817	62,655
Profit for the period	–	–	159,689	159,689	9,184	168,873
Total recognised income for the six months ended 30 June 2007	–	54,838	159,689	214,527	17,001	231,528
Issue of shares upon conversion of convertible bonds – equity component	28,353	(2,021)	–	26,332	–	26,332
Exercise of share options – allotment of shares	4,368	–	–	4,368	–	4,368
Exercise of share options – transfer from option reserve to share premium	862	(862)	–	–	–	–
Granting of share options – value of employee service	–	1,980	–	1,980	–	1,980
Payment of 2006 final dividend	–	–	(33,347)	(33,347)	–	(33,347)
Dividend paid to minority interests	–	–	–	–	(7,522)	(7,522)
Equity injected from minority interests	–	–	–	–	275	275
Net change in equity loans due to minority interests	–	–	–	–	19,274	19,274
	33,583	(903)	(33,347)	(667)	12,027	11,360
Balance at 30 June 2007	1,258,393	1,142,109	512,537	2,913,039	305,173	3,218,212

	Unaudited					
	Attributable to equity holders of the Company					
	Share capital	Other reserves	Retained earnings	Total	Minority interests	Total
Balance at 1 January 2008	1,934,577	1,309,274	638,019	3,881,870	303,458	4,185,328
Currency translation differences	–	159,997	–	159,997	6,507	166,504
Net income recognised directly in equity	–	159,997	–	159,997	6,507	166,504
Profit for the period	–	–	135,685	135,685	10,682	146,367
Total recognised income for the six months ended 30 June 2008	–	159,997	135,685	295,682	17,189	312,871
Exercise of share options – allotment of shares	4,396	–	–	4,396	–	4,396
Exercise of share options – transfer from option reserve to share premium	880	(880)	–	–	–	–
Granting of share options – value of employee service	–	454	–	454	–	454
Payment of 2007 final dividend	–	–	(44,644)	(44,644)	–	(44,644)
Dividend paid and payable to minority interests	–	–	–	–	(8,014)	(8,014)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in subsidiaries	–	–	(11,008)	(11,008)	–	(11,008)
Equity acquired from minority interests	–	–	–	–	(7,109)	(7,109)
Equity acquired by minority interests	–	–	–	–	348	348
Net change in equity loans due to minority interests	–	–	–	–	(218)	(218)
	5,276	(426)	(55,652)	(50,802)	(14,993)	(65,795)
Balance at 30 June 2008	**1,939,853**	**1,468,845**	**718,052**	**4,126,750**	**305,654**	**4,432,404**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts in US dollar thousands unless otherwise stated)

1. General information

The Company and its subsidiaries own and operate hotels and associated properties; and provide hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

2. Basis of preparation and accounting policies

These unaudited condensed consolidated interim financial statements for the six months ended 30 June 2008 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated interim financial statements should be read in conjunction with the 2007 annual financial statements for the year ended 31 December 2007, which have been prepared in accordance with Hong Kong Financial Reporting Standards. The accounting policies and methods of computation used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2007 with the addition of the following new interpretations which are relevant to the Group's operation and are mandatory for financial year ending 31 December 2008:

HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC) – Int 12	Service Concession Arrangements
HK(IFRIC) – Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The above new interpretations have no material effect to the Group's accounting policies.

In addition, the Group has early adopted the following amendments to standards which are relevant to the Group's operation for financial period beginning 1 January 2008:

HKAS 27 Revised	Consolidated and Separate Financial Statements
HKFRS 3 Revised	Business Combinations

The adoption of the above amendments to standards does not have a significant impact on the Group's financial statements except the following:

Under HKAS 27 Revised, changes in the parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognised directly in equity and attributed to the owners of the Company. This was effected prospectively from 1 January 2008 and the effect on the interim financial statements for the six months ended 30 June 2008 is that the Group charged a net amount of US$11,008,000 to the retained earnings during the period instead of crediting US$276,000 to the consolidated income statement as gain on disposal of partial interest in a subsidiary and recording US$11,284,000 in the balance sheet as goodwill acquired upon acquisition of additional equity interest in a subsidiary.

The following new standard, amendments to standards and new interpretation are relevant to the Group's operation but are not effective for 2008 and have not been early adopted:

HKAS 1 Revised	Presentation of Financial Statements
HKAS 23 Revised	Borrowing Costs
HKFRS 8	Operating Segments
HK(IFRIC) – Int 13	Customer Loyalty Programmes

3. Segment information

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	– hotel ownership, operation and management
Mainland China	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
The Philippines	– hotel ownership, operation and management
Singapore	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
Thailand	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
Malaysia	– hotel ownership, operation and management, golf club ownership and operation – ownership and leasing of office, commercial and serviced apartments
Other countries	– hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	– ownership and operation of hotel business
Hotel management	– provision of hotel management and related services
Property rentals	– ownership and leasing of office, commercial and serviced apartments

Primary reporting format – geographical segments

Segment income statement
For the six months ended 30 June 2008 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	119.0	253.6	82.0	98.8	36.5	65.1	28.1	-	683.1
Inter-segment sales	3.7	11.6	4.7	2.8	1.6	1.9	1.1	(27.4)	-
Total	122.7	265.2	86.7	101.6	38.1	67.0	29.2	(27.4)	683.1
Results									
Segment results	18.5	44.9	18.5	38.1	11.1	16.3	8.0	-	155.4
Interest income									3.5
Dividend income									0.6
Net unrealised losses on financial assets held for trading									(21.8)
Fair value losses on derivative financial instruments – interest-rate swap contracts									(1.3)
Unallocated corporate expenses									(8.9)
Operating profit									127.5
Net finance income									33.6
Share of profit of associates	(0.7)	27.7	-	3.5	-	1.3	0.5	-	32.3
Profit before income tax									193.4
Depreciation of property, plant and equipment	(7.0)	(40.3)	(11.5)	(6.6)	(6.8)	(6.1)	(1.9)	-	(80.2)
Amortisation of leasehold land and land use rights	(1.0)	(3.6)	-	(0.1)	-	(0.2)	(0.1)	-	(5.0)
Capital expenditures, excluding intangible assets	2.8	169.2	23.8	3.0	3.3	9.1	90.6	-	301.8

Segment balance sheet
As at 30 June 2008 (US$ million)

	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	284.1	2,363.5	512.8	854.9	228.3	422.9	571.7	(17.3)	5,220.9
Interest in associates	24.8	983.1	30.3	95.6	-	32.0	49.0	-	1,214.8
Unallocated assets									105.5
Intangible assets									86.6
Total assets									6,627.8
Segment liabilities	(69.2)	(151.5)	(30.7)	(28.2)	(18.7)	(21.2)	(33.2)	17.3	(335.4)
Unallocated liabilities									(1,860.0)
Total liabilities									(2,195.4)

Segment income statement
For the six months ended 30 June 2007 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	109.2	189.0	71.8	80.5	30.4	55.0	21.8	-	557.7
Inter-segment sales	3.4	8.5	4.0	2.2	0.4	1.7	1.4	(21.6)	-
Total	112.6	197.5	75.8	82.7	30.8	56.7	23.2	(21.6)	557.7
Results									
Segment results	11.7	43.1	14.6	27.0	11.4	14.5	7.5	-	129.8
Interest income									4.2
Dividend income									0.5
Net unrealised gains on financial assets held for trading									5.4
Fair value gains on derivative financial instruments – interest-rate swap contracts									25.2
Unallocated corporate expenses									(11.1)
Gain on disposal of partial interests in subsidiaries									6.2
Operating profit									160.2
Fiance costs									(7.7)
Share of profit of associates	0.2	49.9	-	-	-	1.2	0.1	-	51.4
Profit before income tax									203.9
Depreciation of property, plant and equipment	(7.3)	(27.2)	(10.5)	(6.7)	(4.4)	(5.6)	(1.8)	-	(63.5)
Amortisation of leasehold land and land use rights	(1.0)	(2.7)	-	(0.1)	-	(0.1)	(0.1)	-	(4.0)
Capital expenditures, excluding intangible assets	4.7	219.4	20.7	5.5	17.6	9.4	26.1	-	303.4

Segment balance sheet
As at 31 December 2007 (US$ million)

	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	301.4	2,088.8	507.8	804.6	232.3	418.0	429.2	(13.2)	4,768.9
Interest in associates	39.3	918.8	-	86.9	-	28.7	45.3	-	1,119.0
Unallocated assets									125.9
Intangible assets									87.2
Total assets									6,101.0
Segment liabilities	(80.7)	(157.2)	(39.0)	(30.8)	(26.0)	(25.6)	(31.7)	13.2	(377.8)
Unallocated liabilities									(1,537.9)
Total liabilities									(1,915.7)

Secondary reporting format – business segments
For the six months ended/as at 30 June 2008 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	347.4			
– Food and beverage sales	256.2			
– Rendering of ancillary services	45.4			
	649.0	137.2	4,568.6	298.6
Hotel management	44.5	10.6	67.6	0.1
Property rentals	17.0	7.6	602.0	3.1
Elimination	(27.4)	–	(17.3)	–
	683.1	155.4	5,220.9	301.8
Interest in associates			1,214.8	
Unallocated assets			105.5	
Intangible assets			86.6	
Total			6,627.8	

For the six months ended 30 June 2007 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	287.5			
– Food and beverage sales	205.0			
– Rendering of ancillary services	38.5			
	531.0	119.5		300.5
Hotel management	36.8	4.7		1.9
Property rentals	11.5	5.6		1.0
Elimination	(21.6)	–		–
Total	557.7	129.8		303.4

As at 31 December 2007 (US$ million)

	Total assets
Hotel operation	4,151.5
Hotel management	65.8
Property rentals	564.8
Elimination	(13.2)
	4,768.9
Interest in associates	1,119.0
Unallocated assets	125.9
Intangible assets	87.2
Total	6,101.0

4. **Accounts receivable, prepayments and deposits**

	As at 30 June 2008	As at 31 December 2007
Trade receivables	**58,284**	71,706
Prepayments and deposits	**70,626**	60,024
Other receivables	**50,633**	39,698
	179,543	171,428

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(a) The fair values of the trade and other receivables are not materially different from their carrying values.

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables after provision of impairment is as follows:

	As at 30 June 2008	As at 31 December 2007
0 – 3 months	**54,747**	69,676
4 – 6 months	**2,887**	1,546
Over 6 months	**650**	484
	58,284	71,706

5. **Share capital**

	No. of shares *('000)*	Amount: Ordinary shares	Amount: Share premium	Amount: Total
Authorised				
– Ordinary shares of HK$1 each				
At 1 January 2008 and 30 June 2008	5,000,000	646,496	–	646,496
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2008	2,881,488	372,061	1,562,516	1,934,577
Exercise of share options				
– allotment of shares	3,169	409	3,987	4,396
– transfer from option reserve	–	–	880	880
At 30 June 2008	**2,884,657**	**372,470**	**1,567,383**	**1,939,853**

The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued						
In year 2008	At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	At HK$14.60 per option share	Total consideration US$'000
January	-	48,911	-	-	40,000	15,000	144
February	30,000	-	-	50,000	165,000	10,000	342
March	57,084	96,911	-	80,000	250,000	110,000	823
April	500,560	-	-	-	105,000	-	690
May	177,364	-	-	-	100,000	20,000	376
June	-	48,455	-	-	1,075,000	189,500	2,021
For the six months ended 30 June 2008	**765,008**	**194,277**	**-**	**130,000**	**1,735,000**	**344,500**	**4,396**

The weighted average closing price of the shares immediately before the dates on which the options were exercised for the six months ended 30 June 2008 was HK$22.62 (Six months ended 30 June 2007: HK$20.22).

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the six months ended 30 June 2008		For the year ended 31 December 2007	
	Average exercise price in HK$ per option share	**Number of option shares**	Average exercise price in HK$ per option share	Number of option shares
At 1 January	**11.92**	**20,152,723**	11.69	27,141,532
Exercised	**10.75**	**(3,168,785)**	10.97	(6,796,309)
Lapsed	**14.60**	**(35,000)**	13.04	(192,500)
At 30 June/31 December	**12.13**	**16,948,938**	11.92	20,152,723

Outstanding option shares at the end of the period/year have the following expiry dates and exercise prices:

		Number of option shares as at	
Expiry date	Exercise price in HK$ per option share	30 June 2008	31 December 2007
Executive Option Scheme			
30 April 2008	8.26	–	765,008
14 January 2010	8.82	1,016,017	1,210,294
14 January 2011	8.18	67,921	67,921
		1,083,938	2,043,223
New Option Scheme			
2 May 2008	11.60	–	50,000
30 June 2008	14.60	–	37,500
28 May 2012	6.81	1,180,000	1,310,000
27 April 2015	11.60	8,777,000	10,462,000
15 June 2016	14.60	5,908,000	6,250,000
		15,865,000	18,109,500

No option was granted during the six months ended 30 June 2008 and 2007.

According to the terms of the two option schemes, options on 101,528 shares, 200,000 shares, 255,000 shares and 149,500 shares with exercise price per share of HK$8.82, HK$6.81, HK$11.60 and HK$14.60, respectively have been exercised subsequent to 30 June 2008 and up to the date of this announcement. No options were lapsed under the Executive Option Scheme and the New Option Scheme subsequent to 30 June 2008 and up to the date of this announcement.

6. Accounts payable and accruals

	As at	
	30 June 2008	31 December 2007
Trade payables	55,240	64,374
Construction cost payable and accrued expenses	280,975	313,031
	336,215	377,405

The ageing analysis of the trade payables is as follows:

	As at	
	30 June 2008	31 December 2007
0 – 3 months	45,009	60,687
4 – 6 months	2,322	1,526
Over 6 months	7,909	2,161
	55,240	64,374

7. Expenses by nature

Expenses included in cost of goods sold, marketing costs, administrative expenses and other operating expenses are analysed as follows:

	For the six months ended 30 June 2008	30 June 2007
Depreciation of property, plant and equipment (net of amount capitalised of US$572,000 (2007: US$193,000))	**80,173**	63,495
Amortisation of leasehold land and land use rights	**4,950**	3,979
Amortisation of trade mark and website development	**612**	330
Employee benefit expenses	**176,603**	150,057
Cost of inventories sold or consumed in operation	**84,616**	67,040
Loss on disposal of property, plant and equipment and partial replacement of investment properties	**1,413**	332
Discarding of property, plant and equipment due to renovation of hotels	**5,321**	80
Expenses on share options granted	**454**	1,980

8. Other (losses)/gains – net

	For the six months ended 30 June 2008	30 June 2007
Impairment losses on available-for-sale financial assets	**–**	(309)
Net unrealised (losses)/gains on financial assets held for trading	**(21,793)**	5,363
Fair value (losses)/gains on derivative financial instruments – interest-rate swap contracts	**(1,341)**	25,184
Gain on disposal of partial interests in subsidiaries	**–**	6,175
Interest income	**3,523**	4,266
Dividend income	**555**	500
Others	**279**	895
	(18,777)	42,074

9. Net finance income/(costs)

	For the six months ended 30 June 2008	30 June 2007
Interest expense		
– bank loans and overdrafts	**(23,783)**	(37,357)
– other loans	**(1,002)**	(732)
– convertible bonds wholly repayable within five years	**–**	(315)
	(24,785)	(38,404)
Less: amount capitalised	**6,093**	14,875
	(18,692)	(23,529)
Net foreign exchange transactions gains	**52,278**	15,817
	33,586	(7,712)

The effective capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 3.4% per annum for the period (2007: 4.6%).

10. Share of profit of associates

Share of profit of associates for the six months ended 30 June 2008 is stated after the share of losses of US$4,751,000 on write-off of the net book value of a building upon demolition for the development of an extension project of an associate.

Share of associates' taxation for the six months ended 30 June 2008 of US$13,861,000 (2007: a net credit of US$9,751,000) is included in the income statement as share of profit of associates. The net credit in 2007 had resulted from the reversal of provision for deferred tax liabilities of US$27,921,000 due to reduction of income tax rate in Mainland China from 33% to 25% effective 1 January 2008.

11. Income tax expense

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the period. Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

	For the six months ended	
	30 June 2008	30 June 2007
Current income tax		
– Hong Kong profits tax	**7,586**	6,654
– Overseas taxation	**38,329**	33,138
Deferred income tax charge/(credit)	**1,126**	(4,816)
	47,041	34,976

Deferred income tax for the six months ended 30 June 2007 had been stated after the reversal of provision for deferred tax liabilities of subsidiaries of US$9,726,000 due to reduction of income tax rate in Mainland China from 33% to 25% effective 1 January 2008.

12. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	For the six months ended	
	30 June 2008	30 June 2007
Profit attributable to equity holders of the Company *(US$'000)*	**135,685**	159,689
Weighted average number of ordinary shares in issue *(thousands)*	**2,882,589**	2,577,490
Basic earnings per share *(US cents per share)*	**4.707**	6.196

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the six months ended 30 June 2008 and 2007, all the share options issued under the Executive Option Scheme and the New Option Scheme have the greatest dilution effect.

	For the six months ended	
	30 June 2008	30 June 2007
Profit attributable to equity holders of the Company *(US$'000)*	**135,685**	159,689
Weighted average number of ordinary shares in issue *(thousands)*	**2,882,589**	2,577,490
Adjustments for share options *(thousands)*	**8,419**	10,785
Weighted average number of ordinary shares for diluted earnings per share *(thousands)*	**2,891,008**	2,588,275
Diluted earnings per share *(US cents per share)*	**4.693**	6.170

13. Dividends

	For the six months ended	
	30 June 2008	30 June 2007
Interim dividend proposed of HK14 cents (2007: HK15 cents) per ordinary share	**52,123**	50,119

Notes:

(a) At a meeting held on 1 April 2008, the Board proposed a final dividend of HK12 cents per ordinary share for the year ended 31 December 2007, which was paid on 4 June 2008, and has been reflected as an appropriation of retained earnings for the six months ended 30 June 2008.

(b) At a meeting held on 2 September 2008, the Board declared an interim dividend of HK14 cents per ordinary share for the year ending 31 December 2008. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as a distribution of retained earnings for the year ending 31 December 2008. The proposed interim dividend of US$52,123,000 for the six months ended 30 June 2008 is calculated based on 2,885,362,678 shares of the Company in issue as at the date of this announcement.

14. Financial guarantees, contingencies and charges over assets

(a) *Financial guarantees*

As at 30 June 2008, the Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The Group also executed a counter guarantee in favour of the major shareholder of an associate which had provided full guarantee in favour of a bank for securing banking facilities granted to the associate. The utilised amount of such facilities covered by the Group's guarantees for these associates amounts to US$47,632,000 (31 December 2007: US$46,332,000). The guarantees are stated at their respective contracted amounts. The Board is of the opinion that it is not probable that such guarantees will be called upon.

(b) *Contingent liabilities*

As at 30 June 2008, contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$4,537,000 (equivalent to US$4,435,000) (31 December 2007: A$4,537,000 (equivalent to US$4,080,000)).

(ii) The Group executed a performance guarantee in favour of the Government of the Republic of Maldives for the development of a resort in Maldives in accordance with an agreed work plan. The guarantee is valid until 28 November 2008 and will be discharged no later than 30 days following the date of completion of the resort in accordance with the agreement. The maximum cumulative amount of liability under such guarantee is US$4,375,000 (31 December 2007: US$4,375,000).

(iii) The Group executed guarantees for securing standby documentary credit granted by banks in favour of a local government authority in Mainland China for the acquisition of the land use rights of a site and certain building contractors relating to the execution of construction works for hotel buildings with the amount of US$20,000,000 (31 December 2007: US$20,000,000) and US$46,562,000 (31 December 2007: Nil), respectively. The US$20,000,000 guarantee was discharged upon full payment of the land price in July 2008. The Group also executed a guarantee for securing standby documentary credit granted by a bank in favour of an associate of up to US$16,500,000 (31 December 2007: US$22,000,000) as capital commitment to the development project. These facilities are undrawn as at 30 June 2008.

(c) *Charges over assets*

As at 30 June 2008, bank borrowings of a subsidiary of US$54,528,000 (31 December 2007: US$52,774,000) are secured by the rights and benefits of the insurance policies on the subsidiary's hotel building, vehicles and machinery; and furniture, fixture and equipment with net book amount of US$59,535,000 (31 December 2007: US$58,613,000).

15. Commitments

Capital expenditure at the balance sheet date committed but not yet incurred is as follows:

	As at	
	30 June 2008	31 December 2007
Existing properties – Property, plant and equipment and investment properties		
Contracted but not provided for	**130,378**	18,624
Authorised but not contracted for	**108,360**	56,424
Development projects		
Contracted but not provided for	**690,085**	590,652
Authorised but not contracted for	**1,429,550**	1,628,916
	2,358,373	2,294,616

16. Events after the balance sheet date

(a) The Company issued a total of 706,028 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 30 June 2008 and up to the date of this announcement.

(b) On 21 July 2008, the Group, together with two connected persons and a third party, jointly won the bids at the open biddings to acquire the land use rights of the project sites in Tangshan City, Hebei Province, Mainland China. Following the successful biddings of the project sites, the Group entered into a master joint venture agreement with these parties to establish no more than three joint venture companies for the acquisition, holding and development of the project sites. The joint venture agreement and the establishment of the joint venture company/companies are subject to approval by the respective independent shareholders of the Company and a connected person; and the relevant government authorities in Mainland China. The Group will have a 20% interest in the joint venture company/companies and the Group's share of the maximum total investment amount shall be approximately RMB1,460 million (equivalent to US$214 million).

(c) In August 2008, the Group executed a 5-year US$40 million unsecured bilateral bank loan agreement.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

The Group's business is organised into three main segments:

Hotel operation	–	Hotel ownership and operation
Hotel management	–	Provision of hotel management and related services to Group-owned hotels and to hotels owned by third parties
Property rentals	–	Ownership and leasing of office properties, commercial properties and serviced apartments.

Revenues

Hotel Operations

- Continued to be the main source of revenue and operating profits.

- As at 30 June 2008, the Group has equity interest in 43 operating hotels with 22,131 available guest rooms owned by subsidiaries and associates, including the Portman Ritz-Carlton Hotel, Shanghai and the Hotel JEN, Hong Kong. The Group also has a 10% interest in the 389-room Shangri-La Hotel, Surabaya.

- Weighted average occupancy for hotels in Mainland China decreased mainly due to a reduction in foreign visitor arrivals in the second quarter following visa restrictions introduced in the run-up to the Beijing Olympics. Occupancies in the second quarter were also affected by the earthquake in Sichuan and the adverse weather conditions in Southern China.

- The Group's weighted average room rate increased by 14%, both due to a general increase in room rates quoted in local currencies across the board and the effect of the continuing appreciation of most Asian currencies against the US dollar.

- Weighted average room yields ("RevPAR") increased in all countries except for Mainland China (remained flat) and Thailand (decreased by 6% affected by the newly opened Shangri-La Hotel, Chiang Mai). Overall weighted average RevPAR increased by 7.5%.

- The Valley Wing of Shangri-La Hotel, Qingdao which consists of 196 guest rooms and 13 serviced apartments opened for business on 12 March 2008.

The key performance indicators of the Group on a combined basis for the period are as follows:

Country	2008 Weighted Average			2007 Weighted Average		
	Occupancy *(%)*	**Transient Room Rate** *(US$)*	**RevPAR** *(US$)*	Occupancy *(%)*	Transient Room Rate *(US$)*	RevPAR *(US$)*
The People's Republic of China (the "PRC")						
Hong Kong	**72**	**303**	**216**	77	269	203
Mainland China	**59**	**153**	**91**	66	139	91
Singapore	**80**	**231**	**186**	82	180	146
The Philippines	**77**	**172**	**129**	81	143	115
Malaysia	**67**	**125**	**87**	68	105	70
Thailand	**62**	**172**	**102**	75	151	108
Fiji	**69**	**150**	**101**	64	129	80
Indonesia	**67**	**118**	**69**	59	115	58
Myanmar	**56**	**51**	**28**	57	38	21
Group	**65**	**170**	**110**	70	148	102

The key performance indicators of the Group on a combined basis for the last 5 years are as follows:

Weighted average	**Full Year 2007**	**2006**	**2005**	**2004**	**2003**
Occupancy *(%)*	71	73	73	71	55
Transient Room Rate *(US$)*	152	135	117	102	90
RevPAR *(US$)*	105	96	84	73	52

Notes:

(i) The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

(ii) Performance indicators for 2006 to 2008 for hotels in Hong Kong and Malaysia include the Hotel JEN in which the Group acquired 30% equity interest in September 2006 and Shangri-La's Rasa Sayang Resort & Spa, Penang ("RSR"), respectively. RSR, a resort that was closed down since 1 December 2004 for redevelopment, re-opened for business in September 2006. The performance of the Shangri-La Hotel, Surabaya has not been included in these indicators.

Hotel Management

- Except for the Hotel JEN and the Portman Ritz-Carlton Hotel, Shanghai, all the other 42 hotels in which the Group has equity interest are managed by the hotel management subsidiary, SLIM International Limited and its subsidiaries ("SLIM").

- SLIM also had hotel management agreements in respect of 13 operating hotels (4,722 rooms) owned by third parties as at 30 June 2008. Overall weighted average RevPAR and room rates of these 13 hotels increased by 9% and 5%, respectively.

- Aided by the continuing growth of business, SLIM recorded a 13% increase in revenue on consolidation, after elimination of revenue earned from fellow subsidiaries.

- SLIM also has management agreements on hand for 19 hotels under development with 7,235 rooms, owned by third parties.

Property Rentals

- The Group's investment properties are located principally in Shanghai and Beijing and are owned by associates.

- Nearly all the properties recorded double digit increment in yields. The yields of the serviced apartments in the UBN Apartments in Malaysia and the commercial space in Chao Phya Tower in Bangkok recorded a marginal decline by 1% and 3%, respectively.

Consolidated Profits

- Gross profit margin was maintained despite increase in food costs and labour costs.

- On top of increases in RevPAR and yields of investment properties, net profit attributable to equity holders of the Company were favourably affected by the increase in exchange gains of US$34.1 million (including US$0.5 million from share of results of associates) due to appreciation of the Renminbi and other Asian currencies against the US dollar. Interest expenses after capitalisation for the period decreased by US$4.8 million following a reduction in bank borrowings consequent to the rights issue in September 2007. Net profit attributable to equity holders of the Company before non-operating items for the period increased substantially from US$86.0 million in the same period last year to US$162.1 million. Net profit attributable to equity holders of the Company was affected by the following non-operating items:

(US$ million)	**2008**	2007
: Net unrealised (losses)/gains on financial assets held for trading	**(19.4)**	5.8
: Fair value (losses)/gains on derivative financial instruments – interest-rate swap contracts	**(1.3)**	25.2
: Gains on disposal of partial interests in subsidiaries	**–**	6.2
: Reversal of provision for deferred tax liabilities due to reduction in corporate income tax rate in Mainland China	**–**	37.6
: Interest on land cost deposit	**–**	0.9
: Expenses on share options granted	**(0.5)**	(2.0)
: Fair value adjustment on loans from minority shareholders	**(0.5)**	–
: Share of loss on demolition of a building owned by an associate	**(4.8)**	–

DEVELOPMENT PROGRAMMES

Construction work on the following projects is progressing satisfactorily:

	Group's Interest	Hotel Rooms	Serviced Apartments	Projected Opening
Hotels in Mainland China				
Futian Shangri-La, Shenzhen	100%	548	53	Late 2008
Shangri-La Hotel, Wenzhou	75%	408	10	Late 2008
Shangri-La Hotel, Ningbo	95%	564	60	Late 2008
Shangri-La Hotel, Manzhouli	100%	200	16	Mid 2009
Shangri-La Hotel, Guilin	100%	430	–	Mid 2009
Hotels in other countries				
Shangri-La's Boracay Resort & Spa, The Philippines	100%	174	45	Late 2008
Shangri-La's Villingili Resort & Spa, Maldives	70%	142	–	Early 2009
Shangri-La Hotel, Tokyo, Japan	Operating lease	206	–	Early 2009
Shangri-La Hotel, Paris, France	100%	191	–	Late 2009
Other projects and composite developments				
Office Tower, Ulaanbaatar, the Republic of Mongolia	51%	N/A	–	Late 2008
Office and serviced apartment tower, Qingdao	100%	N/A	130	Late 2008
China World Trade Center Phase III – Mega Tower (including a deluxe hotel), Beijing	40.07%	275	–	Mid 2009
Pudong Kerry Centre (with Shangai-La's Pudong Kerry Centre Hotel), Shanghai	23.20%	574	140	2010
Tianjin Kerry Centre (with Shangai-La Hotel, Tianjin)	20%	700	30	2011
Jing An Kerry Centre (with Jing An Shangri-La and Shangri-La's Jing An Kerry Centre Hotel), Shanghai	49%	928	–	2011

- The Group has acquired land use rights for several hotel development projects. Design and concept planning is being carried out for the projects in Lhasa, Zhoushan, Sanya, Ordos City, Hefei and Qinhuangdao (all in Mainland China), Ulaanbaatar in the Republic of Mongolia, Malé in Maldives and New York in the USA. These hotels with a total of 2,825 guest rooms and 70 serviced apartments are scheduled to be opened for business between 2010 to 2012. Save for the New York project in which the Group has 25.9% equity interest, all the other projects are currently wholly owned by the Group.

- The Group has also carried out design and concept planning for the 202-room Shangri-La Hotel, Vienna in Austria and the 175-room Shangri-La Hotel At London Bridge Tower, London in the United Kingdom. These two hotels under operating lease are scheduled to be opened for business in 2010 and 2012, respectively.

- On 10 March 2008, the Group entered into connected transactions with Kerry Properties Limited ("KPL") by forming a consortium and was successful in acquiring the land use rights for a land site in Nanchang City, Mainland China. KPL is an associate of Kerry Holdings Limited which is the controlling shareholder of each of the Company and KPL and thus a connected person of the Company. The Group has 20% equity interest in the joint venture company which owns this composite development which is expected to comprise offices, hotel, commercial and high-end apartments. The maximum funding commitments of the Group's 20% interest in the joint venture company is approximately Renminbi 440 million (approximately US$64 million) (whether equity, loan, financial assistance or otherwise).

- On 7 May 2008, the Group entered into connected transactions by entering into of a shareholders' agreement with an associate of KPL and a third party to subscribe for 5,000 common shares of a joint venture company. The principal purpose and business of this joint venture company is to purchase and own a piece of land in the Bonifacio Global City located at Taguig, Metro Manila in the Philippines. On 30 June 2008, the Group entered into a shareholders' agreement with the same parties to subscribe for 5,000 common shares of another joint venture company whose principal purpose and business is to enter into an unincorporated joint venture with the previously mentioned joint venture company for the construction of a five star hotel and high-end residential development on the land. The maximum funding commitments of the Group's 40% interest in each of the two joint venture companies are approximately US$27 million and US$18.4 million, respectively (whether equity, loan, financial assistance or otherwise).

- On 21 July 2008, the Group entered into connected transactions with KPL and Allgreen Properties Limited (both being connected persons to the Company) and Kuok Brothers Sdn. Bhd. by forming a consortium and jointly won the bids at the open biddings to acquire the land use rights of three sites in Tangshan City in Mainland China. The parties have entered into a master joint venture agreement on the same date for the acquisition, holding and development of the sites and to enter into shareholders' agreements in connection with the establishment of no more than three joint venture company/companies and the development of the sites which are designated for hotel and residential uses with ancillary commercial use. The maximum funding commitments of the Group's 20% interest in the joint venture company/companies are approximately Renminbi 1,460 million (approximately US$214 million) (whether equity, loan, financial assistance or otherwise). The Group has already refunded to KPL HK$156 million (approximately US$20 million) together with the interest expenses for its 20% share. The entering into of these connected transactions is conditional upon approval by the independent shareholders of KPL and the Company; and obtaining all necessary approvals from the relevant PRC authorities. Failure in any one of the conditions will result in the Company withdrawing from the joint venture and obtaining reimbursement of any payment made or expenses incurred.

- In July 2008, the Group completed the acquisition of the entire equity interest of a local company in Paris which owns the building adjacent to the site of the Shangri-La Hotel, Paris, at a net consideration of Euro 20.9 million (approximately US$31 million). The building will be refurbished as an extension of the hotel.

- The estimated incremental funding required directly by the subsidiaries and the Group's share of the funding obligations of the associates for all the projects and other renovations involving fund commitments is currently estimated at US$2,572 million which included US$507 million guarantees to be executed by the Group in favour of bank loans granted to associates.

OTHER CONNECTED TRANSACTIONS

- On 18 January 2008, the minority shareholder of the Company's subsidiary Shangri-La Mongolia Limited ("SML") exercised its option under the shareholders agreement to acquire from the Group an additional 9% equity interest and proportionate shareholder's loans in SML which owns the office tower development project in Ulaanbaatar, the Republic of Mongolia through its wholly owned subsidiary. The total consideration for the transfer was approximately US$1,935,000, yielding the Group a nominal gain on this transaction. The Group holds 51% equity interest in SML after this dilution.

- On 30 May 2008, the Group acquired an additional 23% shareholding interest together with the proportionate loans in Shangri-La Hotels (Shenzhen) Limited ("Shangri-La Shenzhen"), an indirect 57% owned subsidiary, from a substantial shareholder of this indirect owned subsidiary at a total consideration of approximately Renminbi 135.1 million (approximately US$20 million). Shangri-La Shenzhen is the registered owner of 90% interest in a joint venture company established in the PRC which owns and operates the Shangri-la Hotel, Shenzhen. Following completion of the acquisition, the Group owns a 72% effective interest in the Shangri-La Hotel, Shenzhen. The amount of US$11,284,000 being difference between the value of the 23% interest and the consideration was charged to the Group's retained earnings.

MANAGEMENT AGREEMENTS

- As at the date of this announcement, the Group has 13 management agreements in respect of operating hotels (4,722 rooms) owned by third parties.

- In addition, the Group has agreements on hand for development of 19 new hotels (7,235 rooms). The development projects are located in Doha (Qatar) (2 hotels), Vancouver, Toronto, Chicago, Las Vegas, Miami, Kuwait, Seychelles, Phuket, Bangalore (3 hotels), Mumbai, Tainan (Taiwan), Macau (2 hotels), Beijing, and Urumqi.

PROSPECTS

Following on from a robust operating performance last year, the Group's hotels maintained the momentum in the first quarter of this year. Since then, the combined effect of the economic slow down in the United States of America, the increase in airfares caused by unprecedentedly high fuel prices, the natural disasters that struck Mainland China and the tightening of visa regulations for visits to Mainland China in the run-up to the Beijing Olympics have resulted in a drop in occupancies at the Group's hotels in Mainland China, Hong Kong, Philippines and Singapore. While some rebound in occupancies for hotels in Mainland China and Hong Kong are envisaged after the Olympics, it is generally considered unlikely that hotels will experience the high levels of occupancies witnessed in 2007, till the global economic sentiment turns more positive.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2008.

CORPORATE GOVERNANCE

The Company recognises the importance of transparency in governance and accountability to shareholders. The Board believes that shareholders can maximise their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure alignment with generally acceptable practices and standards.

During the period under review, save for the fact that the Company did not appoint a Chief Executive Officer until 2 April 2008, the Company has met all the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). As stated in the Corporate Governance Report in the Company's 2007 Annual Report, in view of the expansion of the Company's operations, the roles of the Chairman and the Chief Executive Officer have been separated and performed by different individuals with effect from 2 April 2008 with Mr. Kuok Khoon Ean acting as the Chairman of the Board and having, amongst other things, the responsibilities as set out in the Listing Rules, and Mr Kuok Khoon Loong, Edward acting as the President and Chief Executive Officer of the Company.

REGISTERS OF MEMBERS

The registers of members will be closed from Friday, 26 September 2008 to Tuesday, 30 September 2008, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 p.m. on Thursday, 25 September 2008.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 2 September 2008

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

END